SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 17, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis committed to provide equivalent of more than USD 3 million in relief aid to Japan earthquake victims

•                  Support includes direct financial assistance to relief organizations and donation of essential medicines, including pain relieving drugs

•                  Employees encouraged to make personal contributions to nationally recognized relief organizations to be matched with company funds

Basel, March 17, 2011 — Novartis has committed to providing the equivalent of over USD 3 million in immediate relief aid to the victims of the recent earthquake in Japan. The support includes both direct financial aid to relief agencies as well as donations of essential medicines, including pain relieving drugs.

“It is still difficult to fully comprehend the human impact of the recent natural disaster in Japan as well as the continued uncertainty hanging over the citizens and residents of that country,” said Dr. Daniel Vasella, Chairman of Novartis. “We are committed to provide humanitarian relief to those affected. We are also working closely with our team in Japan to maintain the continuity of our business operations, to ensure that physicians and patients continue receiving the medicines they need.”

Novartis employees worldwide are encouraged to make cash contributions to nationally recognized relief organizations in support of the victims of the earthquake. These donations will then be matched by the company.

The company will also work with relief organizations as well as the Japanese authorities to identify where assistance can be provided on a longer-term basis to ensure that there is sustainable support for people impacted by this tragic natural disaster.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates (including 16,700 Alcon associates) and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Beth Calitri Novartis Global Media Relations +41 61 324 7973 (direct) +41-79 523 0198 (mobile) beth.calitri@novartis.com

e-mail: media.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 17, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting